SCHEDULE 13 D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
June 5, 2002



1.NAME OF REPORTING PERSON

Phillip Goldstein
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[X]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS

WC
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
____________________________________________________________
7.SOLE VOTING POWER

156,500
____________________________________________________________
8.SHARED VOTING POWER

7,000
____________________________________________________________

9.SOLE DISPOSITIVE POWER

253,400
____________________________________________________________
10. SHARED DISPOSITIVE POWER
0
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,400
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

6.65%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IA
____________________________________________________________



1.NAME OF REPORTING PERSON
Andrew Dakos
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[X]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS
PF
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
____________________________________________________________
7.SOLE VOTING POWER

4,000
____________________________________________________________
8.SHARED VOTING POWER

2,900
____________________________________________________________

9.SOLE DISPOSITIVE POWER

4,000
____________________________________________________________
10. SHARED DISPOSITIVE POWER
2,900
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,900
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

..18%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IN
____________________________________________________________



This Statement constitutes Amendment No.2 to the Schedule 13D (the " original Schedule 13D") filed with the Securities and Exchange Commission on November 13, 2000 by Phillip Goldstein, an
Investment Advisor. Except as specifically set forth herein, the
Schedule 13D and any prior amendments remain unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in Schedule 13D.


Item 1.	SECURITY AND ISSUER

This schedule 13D relates to the shares of Common Stock (the
"Common Stock") of Brantley Capital Corp. ("Brantley"). The principal executive offices of Brantley are located at 20600
Chagrin Blvd., Suite 1150, Cleveland, OH 44122.


Item 2.	IDENTITY AND BACKGROUND
Item 2 is amended as follows:
(a)-(f)
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, New York, NY 10570 and Andrew Dakos, 14 Mill
Street, Lodi, NJ 07644.

Mr. Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570, an investment advisory firm. Mr. Dakos is President and CEO of UVitec Printing Ink, Inc., 14 Mill Street, Lodi, NJ 07644.

During the last 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein and Mr. Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERAIONS

Mr. Goldstein, an independent investment advisor, has accumulated shares of Brantley on behalf of accounts that are managed by Mr.
Goldstein. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.

Mr. Dakos has accumulated shares of Brantley for himself and on behalf of other accounts managed by him. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is amended as follows:

Mr. Goldstein, a director of Brantley and Robert P. Pincas, Chairman of the Board of Brantley, have reached an impasse as to the best way to maximize value for shareholders. As a result, Mr.
Goldstein has notified Brantley that he intends to (i) nominate two persons for election as directors and (ii) present two proposals at Brantley's 2002 Annual Meeting of Shareholders scheduled for August 8, 2002(Exhibit 2). Mr. Goldstein has had discussions with fewer than ten shareholders regarding his intent to present such nominees and proposals. However, there is no agreement between any stockholder and Mr. Goldstein to buy, sell, hold or vote their shares together.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended as follows:

a. As per the quarterly report for the quarter ended March 31, 2002 there were 3,810,535 shares of Common Stock outstanding.
The
percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 253,400 shares of Common Stock, which constitutes approximately 6.65 % of the outstanding shares of Common Stock. Mr. Dakos is deemed to be the beneficial owner of 6,900 shares of Common Stock, which constitutes approximately .18 % of the outstanding shares of Common Stock.

b. Power to solely vote securities resides with Mr. Goldstein for
156,500 shares and jointly for 7,000 shares. Power to dispose of securities resides solely with Mr. Goldstein for 253,400 shares. Power to vote and dispose securities lies solely with Mr. Dakos for 4,000 shares and jointly for 2,900 shares.

c. During the last sixty days, the following shares of common stock were traded:

None

d. None

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:
Exhibit 1: Joint Filing Agreement.
Exhibit 2. Advance notice


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2002


By: /s/ Phillip Goldstein
  Name: Phillip Goldstein

By: /s/	Andrew Dakos
  Name:	Andrew Dakos


Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the Common Shares.

By: /s/ Phillip Goldstein
  Name: Phillip Goldstein

By: /s/	Andrew Dakos
  Name:	Andrew Dakos

Dated: May 22, 2001



Exhibit 2
Advance Notice

60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262

June 4, 2002

Paul H. Cascio
Vice President and Secretary
Brantley Capital Corporation
20600 Chagrin Blvd., Suite 1150
Cleveland, OH 44122

Dear Mr. Cascio:

Pursuant to Sections 2.11 and 2.12 of the bylaws of Brantley Capital Corporation ("Brantley"), I hereby give notice that I intend to appear in person or by proxy at Brantley's 2002 annual meeting at which I intend to nominate Gerald Hellerman and Andrew
Dakos for election as directors and to propose (1) that an orderly liquidation of Brantley be commenced as soon as practicable and, if that proposal is approved, (2) that the existing investment advisory agreement be terminated and a new advisory agreement be negotiated at a reduced fee. These proposals are designed to afford stockholders an opportunity to vote to wind up Brantley as soon as practicable.

All pertinent information about each nominee, none of whom is an "interested person" of Brantley, is provided below. Each nominee's written consent to being named as a nominee and, if elected, to serve as a director of Brantley is enclosed.

Gerald Hellerman (Age 64), 10965 Eight Bells Lane, Columbia, MD
21044
Managing Director of Hellerman Associates, a financial and corporate consulting firm; Trustee of Third Avenue Value Trust since 1993; Trustee of the Third Avenue Variable Series Trust since 1999; director of Clemente Strategic Value Fund from 1998 to 2000; director of The Mexico Equity and Income Fund since 2000.

Andrew Dakos (Age 36), 14 Mill Street, Lodi, NJ  07644
Private investor.  President and CEO of UVitec Printing Ink,
Inc.
since 1997.  Mr. Dakos was a director of the Dresdner RCM
Strategic Global Income Fund from 2000 to 2002 and he has been a director of The Mexico Equity and Income Fund since 2000.

Mr. Dakos is deemed to be the beneficial owner of 6,900 shares of
Brantley owned by him and other accounts managed by him.  Mr.
Hellerman does not own any shares.

I own of record one share of Brantley jointly with my wife. I also have voting and/or disposal authority for an additional 253,399 shares that are beneficially owned by my clients and me. There are no arrangements or understandings between Mr. Hellerman and me or between Mr. Dakos and me nor between any of us and any other person with respect to the aforementioned nominations or proposals.

Please advise me immediately if this notice is deficient in any way so that I can promptly cure any deficiency.

Very truly yours,

Phillip Goldstein